AH
3/21/02

T 3|5


02007179

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
FEB 2 8 2002
PROCESSING
WASH, D.C.
SECTION
305

SEC FILE NUMBER
8- 26475

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

F.J. Morrissey & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Market Street, Suite 1420
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis J. Morrissey (215)563-8500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morton, Gober & Co., LLP
(Name — *if individual, state last, first, middle name*)

1515 West Chester Pike	West Chester	PA	19382
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH
3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Francis J. Morrissey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of F.J. Morrissey & Co., Inc., as of December 31, 2001, 19X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title

Sworn to and subscribed before me this 22 day of February 2002



Notary Public

NOTARIAL SEAL
ELIZABETH M. MYNAUGH, Notary Public
Media Twp., Delaware County
My Commission Expires Oct. 11, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Minimum Assessment
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-26475	14
		FIRM ID. NO.	
F.J. Morrissey & Co., Inc.	13	11-02828	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
1700 Market Street, Suite 1420 (No. and Street)	20	01/01/01	24
		AND ENDING (MM/DD/YY)	
Philadelphia (City) [21] PA (State) [22] 19103 (Zip Code)	23	12/31/01	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
Francis J. Morrissey	30	(215) 563-8500	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22 day of February ~~19~~ 2002

Manual signatures of:

1) 
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Morton, Gober & Co., LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

1515 West Chester Pike, West Chester, PA 70 19382

ADDRESS Number and Street City State Zip Code

71 72 73 74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Morton, Gober & Co., LLP

Certified Public Accountants

PARTNERS
Elizabeth M. Mynaugh, CPA
Joy R. Lehndorff, CPA

1515 West Chester Pike
Unit A-5
West Chester, PA 19382-7780
(610) 429-4900
Fax (610) 429-4730

Members of
American and Pennsylvania Institutes of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
F. J. Morrissey & Co., Inc.
Philadelphia, PA 19103

We have audited the accompanying statement of financial condition of F. J. Morrissey & Co., Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Generally accepted accounting principles require that fixed assets be depreciated over their estimated useful lives. The Company has computed depreciation on several fixed assets in accordance with the Modified Accelerated Cost Recovery System required for federal income tax purposes, which does not allocate depreciation to expense over the estimated useful lives of the assets. The effects of this departure from generally accepted accounting principles on financial position, results of operations, and cash flows have not been determined.

In our opinion, except for the effects of computing depreciation as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of F. J. Morrissey & Co., Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morton, Gober & Co., LLP
MORTON, GOBER & CO., LLP
Certified Public Accountants

February 15, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER F.J. Morrissey & Co., Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]

SEC FILE NO. 8-26475 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 48,907	200			$ 48,907	750
2. Receivables from brokers or dealers:						
A. Clearance account	441,381	295				
B. Other		300	$	550	441,381	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	536,003	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			536,003	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:	400,000	470		640	400,000	890
market value of collateral:						
A. Exempted securities $ 829,015 [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	55,261	680	55,261	920
11. Other assets	35,000	535	68,948	735	103,948	930
12. TOTAL ASSETS	$ 1,461,291	540	$ 124,209	740	$ 1,585,500	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER F.J. Morrissey & Co., Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		188,345 [1360]	188,345 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		400,000 [1420]	400,000 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ – [1230]	$ 588,345 [1450]	$ 588,345 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		10 [1792]
C. Additional paid-in capital		299,990 [1793]
D. Retained earnings		697,155 [1794]
E. Total		997,155 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 997,155 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,585,500 [1810]

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER F.J. Morrissey & Co., Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 997,155	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			997,155	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			400,000	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,397,155	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 124,209	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(124,209)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 1,272,946	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]	107,686	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List) Blockage	27,454	3736	(135,140)	3740
10.	Net Capital			$ 1,137,806	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER F.J. Morrissey & Co., Inc. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ -0-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 556,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 556,000	3760
14.	Excess net capital (line 10 less 13)	$ 581,806	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 1,137,806	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ –	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ –	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% -0-	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 29	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER F.J. Morrissey & Co., Inc.

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 62,132	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	47,260	3939
d. Total securities commissions	109,392	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	1,681,623	3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	50,000	3975
8. Other revenue	114,004	3995
9. Total revenue	$ 1,955,019	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits	586,550	4115
12. Commissions paid to other broker-dealers	306,887	4140
13. Interest expense	1,734	4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	7,223	4195
15. Other expenses	1,088,579	4100
16. Total expenses	$ 1,990,973	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$ (35,954)	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (35,954)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (51,037)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER F. J. Morrissey & Co., Inc.

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 1,076,758	4240
A. Net income (loss)			(35,954)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	(43,649)	4270
2. Balance, end of period (From item 1800)			$ 997,155	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ 400,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 400,000	4330

OMIT PENNIES

F. J. Morrissey & Co., Inc.

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$(35,954)
Net (purchase) sale of firm inventory	41,474
Non-cash income and expenses included in net income:	
Depreciation	29,928
(Gain) on sale of automobiles	(1,796)
Unrealized loss on firm trading	8,328
Net (increase) decrease in:	
Broker-dealer receivables	6,520
Other assets	(58,836)
Net increase (decrease) in:	
Accrued taxes and other payables	(7,212)
Net Cash (Used) in Operating Activities	(17,548)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(928)
Gross proceeds on sale of automobiles	26,500
Net Cash Provided by Investing Activities	25,572
Net Increase in Cash	8,024
Cash Balance, January 1, 2001	40,883
Cash Balance, December 31, 2001	$ 48,907

Supplemental Cash Flows Disclosures

Cash paid during the year for:	
Interest	$ 1,733
Income taxes	$ -

See accompanying notes and accountant's report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER F.J. Morrissey & Co., Inc. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm FISERV SECURITIES, INC. [4335]	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ None 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

F. J. Morrissey & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1. Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of NASDAQ, the National Association of Securities Dealers (NASD) and Securities Investor Protection Corporation (SIPC). The Company is considered a market maker in various banking and financial securities.

2. Summary of Accounting Policies:

a. For financial statement purposes profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

b. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Concentrations of Credit Risk - The Company is engaged in trading and brokerage activities in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

f. Depreciation - For financial statement purposes, furniture and fixtures purchased subsequent to December 31, 1986 are being depreciated under the modified accelerated cost recovery system using estimated useful lives ranging from 5 to 7 years. Automobiles are being depreciated on a straight line basis with a useful life of 6 years.

3. Deposit with Clearing Organization:

At December 31, 2001 the Company's clearing broker maintains a security deposit of $35,000 (cash) in their name.

F. J. Morrissey & Co., Inc.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001

4. Receivable from Clearing Organization:

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

5. Securities Owned and Sold But Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of trading account securities at quoted market values, as illustrated below:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 536,003	$ 188,345

6. Liabilities Subordinated to Claims of General Creditors:

Notes subordinated to the claims of general creditors are as follows:

Amount	Maturity	Interest Rate
$200,000	12/31/02	6%
$200,000	12/31/02	6%

The secured demand notes are collateralized by marketable securities having a value of $829,015 at December 31, 2001.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At November 19, 2001, NASD Regulation, Inc. approved the extension of the maturity date to December 31, 2003.

7. Commitments:

a. On July 25, 2001 the Company signed an amendment to their original lease. This amendment extended their lease for a six month period until February 28, 2002. As of the date of this report an additional amendment was signed to further extend their lease until August 31, 2002. The remaining aggregate annual base rental for the office space is approximately $42,600 for 2002.

F. J. Morrissey & Co., Inc.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001

7. Commitments (Continued):

b. The Company leases two vehicles for 36 months under noncancelable operating leases which expire November, 2002 and April, 2003 respectively. Both leases were subject to a capitalized cost reduction fee charged at inception. Both fees are capitalized and will be amortized over the 36 month lease life. The future minimum lease payments required under the operating leases as of December 31, 2001 are as follows:

Year Ending December 31,	Amount
2002	$14,622.33
2003	2,881.68
	$17,504.01

The rent expense under these agreements for the year ended December 31, 2001 was $13,901.91.

8. Profit Sharing 401(k) Plan:

The Company maintains a 401(k) retirement plan for its employees. Employees are eligible to participate after one year of service and attaining the age of 21. Under the terms of the Plan, employees are entitled to contribute a portion of their salary to the Plan.

No employer contributions were made in 2001.

9. Reconciliation of the Computation of Net Capital at December 31, 2001:

Net Capital as reported on the audit report	$1,137,806
Net Capital as reported on broker's most recent unaudited Part II filing	1,175,732
Difference	$(37,926)

Explanation of Difference:

Market to market valuation differences on trading account, realized income on trading account and commissions earned, blockage test calculation differences, all due to Trade-Date vs. Settlement-Date accounting.

F. J. Morrissey & Co., Inc.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001

10. Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, the respondent is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the respondent had net capital and net capital requirements of $1,137,806 and $556,000 (minimum) respectively. The respondent's ratio of net capital to aggregate indebtedness is 1 to .000.

11. Income Taxes:

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the basic financial statements.

12. SIPC Certification Report:

For 2001, the Company was not required to file a supplemental report, which includes an opinion of an independent public accountant, on its status as a member in the Securities Investor Protection Corporation. For the audit period, a minimum assessment of $150, as provided for in Section 4(d)(1)c of the Securities Investor Protection Act of 1970, has been assessed.